Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 2, 2011

Registration No. 333-171290

8,000,000 Shares

Common Stock

Funds affiliated with Kohlberg Kravis Roberts & Co. L.P. are offering 8,000,000 shares of our common stock. We will not receive any proceeds from the sale of our common stock by the selling stockholders.

The underwriter proposes to offer our shares of common stock from time to time for sale in one or more transactions on the NYSE, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

In addition, we expect that concurrently with the closing of this offering, KKR 1996 Fund L.P. will transfer 675,000 shares of common stock in an “in-kind” distribution to its general partner.

Recent Developments

In accordance with our normal schedule, we are currently performing, and have not yet completed, the closing procedures in connection with the preparation and filing of our unaudited financial statements that will be included in our Quarterly Report on Form 10-Q for the three months ended March 31, 2011. Accordingly, while we currently estimate our financial results for the three months ended March 31, 2011 as set forth below, this information is, by necessity, preliminary in nature and based only upon preliminary information available to us as of the date of this prospectus supplement. We cannot assure you that this information will not change.

On April 27, 2011, we announced the following financial results for the three months ended March 31, 2011:

•                  Net sales were $914.0 million for the first quarter of 2011, up 17.4% compared to $778.4 million for the same period in the prior year;

•                  Net income from continuing operations attributable to Rockwood Holdings, Inc. for the first quarter of 2011 was $63.3 million;

•                  Net income from continuing operations attributable to Rockwood Holdings, Inc. for the first quarter of 2010 was $32.3 million;

•                  Diluted earnings per share from continuing operations were $0.80 for the first quarter of 2011 as compared to $0.42 for the same period in the prior year; and

•                  Basic earnings per share from continuing operations were $0.83 for the first quarter of 2011 as compared to $0.43 for the same period in the prior year.

	Three months ended March 31,
($ in millions, except per share amounts, shares in thousands)	2011	2010
Condensed Consolidated Statements of Operations:
Net sales	$914.0	$778.4
Cost of products sold	592.9	552.5
Gross profit	321.1	255.9

Selling, general and administrative expenses	180.6	164.9
Restructuring and other severance costs	1.0	0.4
Asset write-downs and other	0.1	1.8
Operating income	139.4	88.8

Other expenses, net:
Interest expense, net (a)	(23.0)	(41.8)
Loss on early extinguishment/modification of debt	(16.2)	—
Foreign exchange gain on financing activities, net	2.0	0.3
Other, net	—	0.5
Other expenses, net	(37.2)	(41.0)

Income from continuing operations before taxes	102.2	47.8
Income tax provision	28.8	15.7
Income from continuing operations	73.4	32.1
Income from discontinued operations, net of tax (b)	0.2	4.6
Gain on sale of discontinued operations, net of tax (b)	114.5	—
Net income	188.1	36.7
Net (income) loss attributable to noncontrolling interest	(10.1)	0.2
Net income attributable to Rockwood Holdings, Inc.	$178.0	$36.9

Amounts attributable to Rockwood Holdings, Inc.:
Income from continuing operations	$63.3	$32.3
Income from discontinued operations	114.7	4.6
Net income	$178.0	$36.9

Basic earnings per share attributable to Rockwood Holdings, Inc.:
Earnings from continuing operations	$0.83	$0.43
Earnings from discontinued operations (c)	1.51	0.07
Basic earnings per share	$2.34	$0.50

Diluted earnings per share attributable to Rockwood Holdings, Inc.:
Earnings from continuing operations	$0.80	$0.42
Earnings from discontinued operations (c)	1.44	0.06
Diluted earnings per share	$2.24	$0.48

Weighted average number of basic shares outstanding	76,136	74,297
Weighted average number of diluted shares outstanding	79,508	77,058

(a) Interest expense, net includes:
Interest expense on debt, net	$(28.0)	$(42.3)
Mark-to-market gains on interest rate swaps	6.3	2.1
Deferred financing costs	(1.3)	(1.6)
Total	$(23.0)	$(41.8)

(b)  The results of the AlphaGary plastic compounding business sold in January 2011 have been accounted for as a discontinued operation for all periods presented.

(c)  Primarily relates to the gain on sale of the AlphaGary plastic compounding business for the three months ended March 31, 2011.

	Three months ended March 31,
($ in millions)	2011	2010
Cash flow data:
Net cash provided by operating activities	$47.9	$64.7
Net cash provided by (used in) investing activities	251.7	(36.3)
Net cash used in financing activities	(430.0)	(24.2)
Effect of exchange rate changes on cash and cash equivalents	(11.2)	4.9
(Decrease) increase in cash and cash equivalents	(141.6)	9.1

	Three months ended March 31,
($ in millions)	2011	2010
Other financial data:
Depreciation and amortization	$65.4	$65.2
Capital expenditures	(54.2)	(34.3)
EBITDA(1)	190.6	154.8
Non-cash charges and gains included in EBITDA(2)	14.2	(0.3)
Other special charges and gains included in EBITDA(3)	1.8	2.4

($ in millions)	As of March 31 2011	As of December 31 2010
Balance sheet data:
Cash and cash equivalents	$199.1	$324.1
Working capital(4)	759.0	522.8
Property, plant and equipment, net	1,622.4	1,566.9
Total assets	4,632.5	4,724.3
Total debt, including current portion of $51.7 as of March 31, 2011 and $465.7 as of December 31, 2010	1,788.2	2,161.0
Net debt(5)	1,589.1	1,836.9
Total Rockwood Holdings, Inc. stockholders’ equity	1,299.8	1,051.9

(1)          EBITDA is defined as net income (loss) attributable to Rockwood Holdings, Inc. plus interest expense, net, income tax provision (benefit) and depreciation and amortization. EBITDA is not a recognized term under U.S. GAAP and does not purport to be an alternative to net income (loss) as an indicator of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements.

The amounts shown for EBITDA differ from the amounts calculated under the definition of consolidated EBITDA used in our debt agreements. The definition of EBITDA used in our debt agreements permits further adjustments for certain cash and non-cash charges and gains; the indenture governing the 2014 Notes and the facility agreement governing the Titanium Dioxide Pigments venture exclude certain adjustments permitted under the senior secured credit agreement. Consolidated EBITDA as adjusted (“Adjusted EBITDA”) is used in our debt agreements to determine compliance with financial covenants and our ability to engage in certain activities, such as incurring additional debt and making certain payments. In addition to covenant compliance, our management also uses Adjusted EBITDA to assess our operating performance and to calculate performance-based cash bonuses and determine whether certain performance-based stock options vest, as both such bonuses and options are tied to Adjusted EBITDA targets. For a discussion of the adjustments, uses and the limitations on the use of Adjusted EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Which Affect Our Results of Operations—Special Note Regarding Non-GAAP Financial Measures” in our annual report on Form 10-K for the year ended December 31, 2010, which is incorporated by reference herein.

The following table sets forth a reconciliation of net income to EBITDA for the periods indicated:

	Three Months Ended March 31,
($ in millions)	2011	2010
Net income attributable to Rockwood Holdings, Inc.	$178.0	$36.9
Net income (loss) attributable to noncontrolling interest	10.1	(0.2)
Net income	188.1	36.7
Income tax provision	28.8	15.7
Income from discontinued operations, net of tax	(0.2)	(4.6)
Gain on sale of discontinued operations, net of tax	(114.5)	—
Income from continuing operations before taxes	102.2	47.8
Interest expense, net	23.0	41.8
Depreciation and amortization	65.4	65.2
EBITDA	$190.6	$154.8

(2)          EBITDA, as defined above, contains the following non-cash charges and gains for which we believe adjustment is permitted under our senior secured credit agreement, each of which is described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Which Affect Our Results of Operations—Special Charges and Credits and Special Note Regarding Non-GAAP Financial Measures” in our annual report on Form 10-K for the year ended December 31, 2010,  which is incorporated by reference herein.

	Three Months Ended March 31,
($ in millions)	2011	2010
Loss on early extinguishment/modification of debt	$16.2	$—
Foreign exchange gain, net	(2.0)	(0.3)
	$14.2	$(0.3)

(3)          In addition to non-cash charges and gains, our EBITDA contains the following other special charges and gains for which we believe adjustment is permitted under our senior secured credit agreement, each of which is described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Which Affect Our Results of Operations—Special Charges and Credits and Special Note Regarding Non-GAAP Financial Measures” in our annual report on Form 10-K for the year ended December 31, 2010,  which is incorporated by reference herein.

	Three Months Ended March 31,
($ in millions)	2011	2010
Restructuring and other severance costs	$1.0	$0.4
Systems/organization establishment expenses	0.3	0.9
Acquisition and disposal costs	0.1	0.2
Asset write-downs and other	0.1	1.8
Other	0.3	(0.9)
	$1.8	$2.4

(4)          Working capital is defined as current assets less current liabilities.

(5)          Net debt is defined as total debt less cash and cash equivalents.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling toll-free 1-866-471-2526.